UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 033-84180, 333-00932, 333-11648, 333-122271 and 333-122302.

        Attunity Ltd (the “Company”) has entered into a short-term loan agreement (the “Loan Agreement”) with Plenus Technologies, Ltd. (“Plenus”). According to the Loan Agreement, dated as of May 1, 2006, Plenus will extend to the Company a loan in the total amount of $2 million, which will be due and payable in one payment on December 31, 2006. The loan will accrue interest at an annual rate of 6.5% from May 1, 2006 through June 3, 2006, and at an annual rate of LIBOR plus 4.25% from June 4, 2006 until December 31, 2006.

        In addition, the Company issued to Plenus a warrant (the “Warrant”) to purchase such number of ordinary shares equal to 12% of the loan amount divided by the lowest price per share paid by an investor (which would also be the exercise price per share), in case the Company will complete an equity financing of at least $1.5 million by December 31, 2006, or 12% of the loan amount divided by $2.17 (which would also be the exercise price per share), in case the Company does not complete such an equity financing by December 31, 2006. The exercise price per share is subject to adjustment (down to a minimum of $0.068 per share) in the event of certain security issuances by the Company at lower prices per share. The Warrants expire on March 27, 2011.

        In order to secure its obligations under the Loan Agreement and the Warrant, the Company pledged and granted to Plenus and to the co-lenders, Golden Gate Bridge Fund (Israel) Limited Partnership and United Mizrachi Bank, Ltd., a first priority fixed charge on all of the Company’s intellectual property, and a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of Plenus.

        Copies of the Loan Agreement, the Warrant and the Security Agreements are attached hereto as exhibits 4.1 through 4.4 and are incorporated herein by reference.

        The Loan Agreement replaces a $3 million credit line (the “Credit Line”) which Plenus extended to the Company in June 2004 that expired on June 3, 2006. In connection with the Credit Line the Company issued to Plenus warrants, which are currently exercisable into 250,909 ordinary shares at an exercise price of $2.75 per share.

Exhibits

4.1	Loan Agreement dated as of May 1, 2006, by and between the Registrant and Plenus Technologies Ltd.

4.2	Warrant to purchase Ordinary Shares issued by the Registrant to Plenus Technologies Ltd.

4.3	Floating Charge Agreement dated as of May 1, 2006, by and among the Registrant, Plenus Technologies Ltd., Golden Gate Bridge Fund (Israel) Limited Partnership, and United Mizrachi Bank, Ltd.

4.4	Fixed Charge Agreement dated as of May 1, 2006, by and among the Registrant and Plenus Technologies Ltd., Golden Gate Bridge Fund (Israel) Limited Partnership, and United Mizrachi Bank, Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: June 8, 2006

Exhibit Index

Exhibit Number	Description of Exhibit

4.1	Loan Agreement dated as of May 1, 2006, by and between the Registrant and Plenus Technologies Ltd.

4.2	Warrant to purchase Ordinary Shares issued by the Registrant to Plenus Technologies Ltd.

4.3	Floating Charge Agreement dated as of May 1, 2006, by and among the Registrant, Plenus Technologies Ltd., Golden Gate Bridge Fund (Israel) Limited Partnership, and United Mizrachi Bank, Ltd.

4.4	Fixed Charge Agreement dated as of May 1, 2006, by and among the Registrant and Plenus Technologies Ltd., Golden Gate Bridge Fund (Israel) Limited Partnership, and United Mizrachi Bank, Ltd.